United States
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-77016

The Princeton Review, Inc. 401(k) Employee Savings Plan

(Exact name of registrant as specified in its charter)

2315 Broadway, New York, New York 10024; (212) 874-8282

(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Interests in The Princeton Review, Inc. 401(k) Employee Savings Plan

(Title of each class of securities covered by this Form

N/A

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 24, 2006	By:	/s/ John S. Katzman

John S. Katzman
Chairman and Chief Executive Officer